Unigene Laboratories, Inc.
81 Fulton Street
Boonton, New Jersey 07005

March 23, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

To whom it may concern:

On March 16, 2011, Unigene Laboratories, Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K Report”).  As stated therein, information required by Part III (Items 10, 11, 12, 13 and 14) of the 10-K Report will be incorporated by reference from portions of the Company’s definitive proxy statement for its 2011 Annual Meeting of Stockholders (the “Proxy Statement”), which will be filed with the Securities and Exchange Commission (the “Commission”) within 120 days of December 31, 2010.

Subsequently, on March 23, 2011, the Company filed a post-effective amendment (the “Amendment”) to Form S-1 on Form S-3 to amend registration statement 333-166850.  The Company acknowledges that the Amendment cannot be declared effective by the Commission until an amendment to the 10-K Report which provides Part III information or the Proxy Statement is filed with the Commission.

Please direct any questions concerning this to me at (973) 265-1100.

Sincerely, /s/ Gregory T. Mayes Gregory T. Mayes Vice President of Corporate Development and General Counsel